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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27519

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____January 1, 2005_____ AND ENDING ___December 31, 2005___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
T. R. Winston & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
(No. and Street)

Bedminster   New Jersey   07921
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Galuchie, Jr.   (908) 234-0300
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290   Livingston   New Jersey   07039-1711
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

KH 4/13/06

T. R. WINSTON & COMPANY, LLC

Table of Contents

AFFIRMATION

I, John W. Galuchie, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to T.R. Winston & Company, LLC for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John W. Galuchie, Jr.
Title: President

Date: _February 23, 2006_

Sworn to and subscribed before me
This 23rd day of February 2006

Notary Public

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: . 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC

CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.R. Winston & Company, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

February 3, 2006

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T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$ 2,282,098
Securities owned	505,584
Receivable from clearing broker	824,729
Fixed assets, net of accumulated depreciation of $20,387	15,071
Other assets	114,835
Total assets	$ 3,742,317

LIABILITIES AND MEMBERS' EQUITY

Securities sold, not yet purchased	$ 72,719
Accounts payable	180,996
Accrued expenses	1,736,286
Total liabilities	1,990,001

COMMITTMENTS

Members' equity	1,752,316
Total liabilities and members' equity	$ 3,742,317

See accompanying notes to financial statements.

2

T. R. WINSTON & COMPANY, LLC

STATEMENT OF OPERATIONS

	For the Year Ended December 31. 2005
Revenues:	
Brokerage commissions and fees	$ 7,664,878
Principal transactions:	
Trading	606,708
Investing	(1,490)
Interest and dividends	296,962
Total revenues	8,567,058
Expenses:	
Commissions	5,342,625
Employee compensation and benefits	917,030
Clearing fees and charges	552,513
General and administrative	428,509
Occupancy costs	181,137
Interest	24,720
Total expenses	7,446,534
Net income	$ 1,120,524

See accompanying notes to financial statements.

3

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Equity
Balance at December 31, 2004	$ 969,292
Withdrawals of capital by members	(337,500)
Net income, year ended December 31, 2005	1,120,524
Balance at December 31, 2005	$ 1,752,316

See accompanying notes to financial statements.

4

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2005
Cash flows from operating activities:	
Net income	$ 1,120,524
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	17,182
Change in net receivable from clearing broker	(458,534)
Change in other assets	(28,148)
Change in securities owned	(152,881)
Change in accounts payable and accrued expenses	957,555
Net cash provided by operating activities	1,455,698
Cash flows from investing activities-	
Purchase of fixed assets	(11,368)
Cash flows from financing activities:	
Withdrawals of capital by members	(337,500)
Contributions of capital from members	-
	(337,500)
Net increase in cash and cash equivalents	1,106,830
Cash and cash equivalents at beginning of year	1,175,268
Cash and cash equivalents at end of year	$ 2,282,098

See accompanying notes to financial statements.

5

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements

1. Business

   Until July 31, 2003, T.R. Winston & Company, Inc. ("Winston") was a wholly owned subsidiary of Kent Financial Services, Inc. ("Kent"). Effective July 31, 2003 Winston was merged with and into a newly formed Delaware limited liability company named T.R. Winston & Company, LLC (the "Company"). Concurrent with the merger and reorganization, Kent sold 60% of the Company to two executives of the Company pursuant to a Limited Liability Company Operating Agreement (the "Agreement"). In connection with this transaction one of the Company's executives converted an amount due to him as a capital contribution. Concurrently, Winston paid cash to Kent reducing the Company's initial equity to $500,000. This merger and reorganization was accounted for in accordance with Statement of Financial Accounting Standards 141 – Business Combinations ("SFAS 141"). In particular, SFAS 141 provides that transactions of entities under common control are not business combinations using purchase accounting. Rather this transaction is effectively a change in a reporting entity and as a result, is treated in a manner similar to pooling of interests accounting.

   Effective August 1, 2004, Kent sold its remaining 40% interest in the Company to the same two executives.

2. Summary of Significant Accounting Policies

   The Company is a licensed broker-dealer in all states (except Alaska) and the District of Columbia and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. The Company conducts retail and institutional securities brokerage, trading and investment banking business.

   The Company records securities transactions and the related revenues and expenses on a trade date basis. The effect of all unsettled transactions at December 31, 2005 is accrued in the statement of financial condition.

   The Company acts as placement agent for a real estate exchange program. The Company records as revenue these placement fees only after the individual exchange transactions are completed and closed. These revenues are included in brokerage commissions and fees.

   The Company takes proprietary trading securities positions to satisfy customer demand for Nasdaq market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities which are recorded at quoted market prices or at fair value as determined by management based on other relevant factors. The net change in market or fair value of investment securities owned is included in principal transactions investing revenues.

The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances at the clearing broker.

The Company records all fixed assets, which consists predominantly of office furniture and equipment, at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives, generally two to seven years.

The Company was formed as a limited liability company and as such is classified as a partnership for federal income tax purposes; therefore, the taxable income from the Company's operations is allocated to the Company's members.

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all assets and liabilities are stated at fair value or at amounts which approximate fair value.

The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

3. Receivable from Clearing Broker

The Company conducts its business on a fully disclosed basis with one clearing broker, Bear, Stearns Securities Corp., on behalf of its customers and for its own proprietary accounts, pursuant to a clearance agreement. The Company is subject to credit risk should the clearing broker be unable to pay this balance or return the securities owned by the Company and held in custody by the clearing broker.

4. Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,595,633, which was $1,441,633 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was 1.2 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements (Continued)

5. Commitments and Contingencies

The Company leases its main office facilities from an unrelated third party. Future minimum rental requirements under the terms of the lease are as follows:

2006	$ 80,000
2007	$ 80,500
2008	$ 81,000
2009	$ 81,500
2010	$ 55,000

The Company leases certain office space from their clearing broker for a monthly rental of approximately $11,000, however this lease is cancelable with 90 days' notice. Future minimum rental requirements under the terms of this lease are approximately $33,000 for 2006. The Company subleases part of these premises to several subtenants under sublease terms substantially equivalent to the Company's lease agreement. Rental income under these agreements in 2005 was approximately $38,000.

Aggregate net rent expense for the year ended December 31, 2005 was approximately $114,000.

6. Related Party Transactions

The Company reimburses an affiliate for the cost of certain group medical insurance and office supplies. Such reimbursements were approximately $98,000 for the year ended December 31, 2005.

The Company entered into an 18-month Consulting and Advisory Agreement with Kent whereby the Company engaged Kent to provide financial consulting and advisory services to the Company. The agreement expires on January 31, 2006. The Company's two executives guaranteed the payment of the fees due under this agreement. The Company agreed to pay the greater of 10% of the Company's profits during the term of the agreement or $200,000. Minimum payments under this agreement are $15,000 per month for the first four months and $10,000 per month thereafter. The Company has accrued the unpaid minimum fees due under this agreement in the amount of $20,000 as of December 31, 2005.

Eligible employees can elect to participate in an affiliate's qualified 401(k) Retirement Plan (the "Plan"). Employees may voluntarily contribute up to 15% of their compensation, not to exceed the Internal Revenue Service limit. The employees' contributions are 100% vested and the Company's contribution, if any, vests over a six-year period in accordance with the vesting schedule in the Plan. There was no employer matching contribution in 2005.

Also see Note 5 for other related party items.

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7. Securities Owned

Securities owned, which consisted entirely of proprietary trading securities positions held for resale to customers, consist of the following:

	Owned	Sold Not Yet Purchased
Marketable equity securities	$ 505,584	$ 72,722

8. Off-balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

9. Supplemental Disclosure of Cash Flow Information

Cash paid for:
  Interest $ 24,720

T. R. WINSTON & COMPANY, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2005

Aggregate Indebtedness
Accounts payable	$ 180,996
Accrued expenses	1,736,286
Total aggregate indebtedness	$ 1,917,282

Net Capital
Total Members' Equity from statement of financial condition	$ 1,752,316
Subtract:	
Fixed assets, net	(15,071)
Other assets	(64,835)
Tentative net capital	1,672,410
Haircuts on securities owned	(75,838)
Undue concentration	(939)
Net capital	1,595,633
Minimum net capital required (Pursuant to Rule 15C3-1(a) (4)	154,000
Excess net capital	$ 1,441,633
Excess net capital at 1000 %	$ 1,403,904
Ratio of aggregate indebtedness to net capital	1.20

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2005.

****

10

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

In planning and performing our audit of the financial statements and supplementary information of
T.R. Winston & Company, LLC (the "Company") for the year ended December 31, 2005, we
considered its internal control structure, including control activities for safeguarding securities, in
order to determine our auditing procedures for the purpose of expressing our opinion on the financial
statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we
studied the practices and procedures followed by the Company including tests of compliance with
such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in
making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital
under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.
Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of
Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected benefits
and related costs of controls, and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's
above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that assets for which the Company has responsibility are
safeguarded against loss from unauthorized use or disposition, and that transactions are executed in
accordance with management's authorization and recorded properly to permit the preparation of
financial statements in accordance with accounting principles generally accepted in the United States
of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the
preceding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 3, 2006